Docebo Inc.

Adelaide St West, Suite 701

Toronto, Ontario, M5V 1R9

January 20, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Joshua Shainess

RE:	Docebo Inc.
Registration Statement on Form F-3
File No. 333-262000

Acceleration Request
	Requested Date:	January 21, 2022
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3, as amended (File No. 333-262000) (the “Registration Statement”) to become effective on January 21, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna, counsel to the Registrant, at +1 650 843 5059.

Very truly yours,

Docebo Inc.

/s/ Sukaran Mehta
Sukaran Mehta
Interim Chief Financial Officer

cc:
John Mckenna, Cooley LLP
Robert Sanchez, Cooley LLP
Milson Yu, Cooley LLP
Brad Ross, Goodmans LLP